Term sheet No. 467J
*To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006,
underlying supplement 16, dated July 22, 2008,
product supplement J dated June 27, 2008*

Registration Statement No. 333-137902
Dated July 25, 2008; Rule 433

Deutsche Bank /

Deutsche Bank AG, London Branch

$

Buffered Underlying Securities (BUyS) Linked to the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return due August 12*, 2015

General

- Buffered Underlying Securities (BUyS) Linked to the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return due August 12*, 2015 (the "**securities**" or "**BUyS**") are designed for investors who seek a return linked to the performance of the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return (the "**Index**") at maturity.
- Investors should be willing to forgo coupon and dividend payments during the term of the securities and to lose up to 100% of their initial investment if the Index declines.
- Senior unsecured obligations of Deutsche Bank AG due on or about August 12*, 2015.
- Minimum denominations of $10,000 and increments of $1,000 in excess thereof.
- The securities are expected to price on or about August 7*, 2008 and are expected to settle three business days later on or about August 12*, 2008 (the "**Settlement Date**").
- After the Trade Date but prior to Settlement Date, we may accept additional orders for the securities and increase the aggregate face amount.

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor's has assigned a rating of AA to notes, such as the securities offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.[†]
Index:	Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return
Buffer Level:	35%
Participation Rate:	130%
Downside Participation Percentage:	153.85%

Payment at Maturity:

- If the Final Level is greater than or equal to the Initial Level, you will receive a cash payment per $10,000 face amount of BUyS that provides you with a return on your investment equal to the Index Return multiplied by the Participation Rate. Accordingly, your payment at maturity per $10,000 security face amount will be calculated as follows:

  $$\$10,000 + [\$10,000 \times (\text{Index Return} \times \text{Participation Rate})]$$

- If the Final Level declines from the Initial Level, and such decline is equal to or less than the Buffer Level, you will receive a cash payment of $10,000 per $10,000 face amount of BUyS.
- If the Final Level declines from the Initial Level, and such decline is greater than the Buffer Level, you will lose 1.5385% of the face amount of your securities for every 1% that the Index declines beyond the Buffer Level. Accordingly, in this case, if the Index Return is less than -35%, your payment at maturity per $10,000 face amount of BUyS will be calculated as follows:

  $$\$10,000 + [\$10,000 \times ((\text{Index Return} + \text{Buffer Level}) \times \text{Downside Participation Percentage})]$$

  If the Final Level declines from the Initial Level by more than the Buffer Level of 35%, you could lose up to $10,000 per $10,000 face amount of BUyS.

Index Return:	$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Initial Level:	The Index closing level on the Trade Date.
Final Level:	The Index closing level on the Final Valuation Date.
Trade Date:	August 7*, 2008
Final Valuation Date:	August 7*, 2015, subject to postponement as described under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Maturity Date:	August 12*, 2015, subject to postponement as described under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
CUSIP:	2515A0 QQ 9
ISIN:	US2515A0QQ93

*Expected

In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the securities remains the same.

[†] A credit rating is not a recommendation to buy, sell, or hold the securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page 6 of the accompanying product supplement and "Selected Risk Considerations" beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[(1)]	Proceeds to Us
Per Security	$10,000.00	$425.00	$9,575.00
Total	$	$	$

[(1)] For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this term sheet.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities   Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in product supplement J dated June 27, 2008 and underlying supplement 16, dated July 22, 2008. You should rely only on the information contained in this term sheet and in the documents listed below in making your decision to invest in the securities. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Product supplement J dated June 27, 2008:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312508142391/d424b21.pdf

    - Underlying supplement 16 dated July 22, 2008:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312508155374/d424b21.pdf

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

- Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, addendum to the product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

- You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

What is the Payment Amount on the Securities at Maturity Assuming a Range of Performance for the Index?

The table below illustrates the payment at maturity for a $10,000 security face amount for a hypothetical range of performance for the Index from -100% to +100% and assumes an Initial Level of 560. The actual Initial Level will be set on the Trade Date. The following results are based solely on the hypothetical example cited. You should consider carefully whether the securities are suitable to your investment goals.

Index Ending Level	Index Return (%)	Payment at Maturity	Return on Securities (%)
1,120	100%	$23,000.00	130.00%
1,064	90%	$21,700.00	117.00%
1,008	80%	$20,400.00	104.00%
952	70%	$19,100.00	91.00%
896	60%	$17,800.00	78.00%
840	50%	$16,500.00	65.00%
784	40%	$15,200.00	52.00%
728	30%	$13,900.00	39.00%
672	20%	$12,600.00	26.00%
616	10%	$11,300.00	13.00%
560	0%	$10,000.00	0.00%
504	-10%	$10,000.00	0.00%
448	-20%	$10,000.00	0.00%
364	-35%	$10,000.00	0.00%
336	-40%	$ 9,230.77	-7.69%
280	-50%	$ 7,692.31	-23.08%
224	-60%	$ 6,153.85	-38.46%
168	-70%	$ 4,615.38	-53.85%
112	-80%	$ 3,076.92	-69.23%
56	-90%	$ 1,538.46	-84.62%
0	-100%	$ 0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Level of 560 to the Final Level of 616. Because the Index Return of 10% is positive, the holder receives a payment at maturity of $11,300 per $10,000 security face amount calculated as follows:

Payment at maturity per $10,000 security face amount =
$10,000 + [$10,000 x (10% x 130%)] = $11,300

Example 2: The level of the Index declines from the Initial Level of 560 to the Final Level of 504. Because the Index Return of -10% does not exceed the Buffer Level of 35%, the holder receives a payment at maturity of $10,000 per $10,000 security face amount.

Payment at maturity per $10,000 security face amount = $10,000

Example 3: The level of the Index declines from the Initial Level of 560 to the Final Level of 336. Because the Index Return of -40% exceeds the Buffer Level of 35%, the holder receives a payment at maturity of $9,230.77 per $10,000 security face amount.

Payment at maturity per $10,000 security face amount =
$10,000 + [$10,000 x ((-40% + 35%) x 153.85%)] = $9,230.77

Example 4: The level of the Index declines from the Initial Level of 560 to the Final Level of 0. Because the Index Return of -100% exceeds the Buffer Level of 35%, the holder will receive a payment at maturity of $0 per $10,000 security face amount calculated as follows:

Payment at maturity per $10,000 security face amount =
$10,000 + [$10,000 x ((-100% + 35%) x 153.85%)] = $0

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** – The securities provide the opportunity to enhance index returns by multiplying a positive Index Return by 130%. Because the securities are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** – Payment at maturity of the face amount of your securities is protected against a decline in the Final Level, as compared to the Initial Level, of up to 35%. If the Final Level declines by more than the Buffer Level of 35%, for every 1% decline beyond the Buffer Level you will lose an amount equal to 1.5385% of the face amount of your securities. For example, an Index Return of -40% will result in a loss of 7.69% of your initial investment.

- **RETURN LINKED TO THE PERFORMANCE OF THE DEUTSCHE BANK LIQUID COMMODITY INDEX—MEAN REVERSION PLUS™ EXCESS RETURN** – The return on the securities is linked to the Deutsche Bank Liquid Commodity Index—Mean Reversion Plus™ Excess Return, which is based on the Deutsche Bank Liquid Commodity Index—Mean Reversion™ Excess Return (the "**Underlying Index**"). The Underlying Index is composed of futures contracts on six commodities—crude oil, heating oil, aluminum, gold, wheat and corn. The Index's closing level is calculated on an "excess return" basis and is designed to reflect a momentum strategy of investing fully or partially in the Underlying Index according to a formula that measures how the Underlying Index has performed during the previous twelve months.

On July 24, 2008, the Index was invested (i.e. its Index Weight) 100% in the Underlying Index and the Instrument Amounts for the Exchange Traded Instruments relating to the respective Index Constituents were as follows:

Index Constituent	Relevant Exchange	Instrument Amount
Crude Oil	NYMEX	17.77%
Heating Oil	NYMEX	10.08%
Aluminum	LME	51.53%
Gold	COMEX	12.42%
Corn	CBOT	5.84%
Wheat	CBOT	2.35%

For more information on the Index, including its calculation methodology, see "Deutsche Bank Liquid Commodity Index—Mean Reversion™—DBLCI-MR Plus" in underlying supplement 16. Terms relating to the Index used but not defined in this term sheet are defined in underlying supplement 16.

- **CERTAIN INCOME TAX CONSEQUENCES** – You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," as supplemented by the accompanying addendum. Subject to the limitations described therein, although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your securities, other than pursuant to a sale or exchange, and your gain or loss on the securities should be long-term capital gain or loss if you hold the securities for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this term sheet and the accompanying product supplement.

  On December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

  Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

  For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

  We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the securities (including alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Index, the Underlying Index or any of the components reflected in the Underlying Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** – The securities do not guarantee any return of your initial investment. The return on the

securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed at a rate equal to a loss of 1.5385% of the face amount for every 1% of decline in the Final Level, as compared to the Initial Level, beyond the 35% Buffer Level. **Accordingly, you could lose up to $10,000 for each $10,000 security face amount that you invest.**

- **THE INDEX MAY NOT FULLY REFLECT ANY APPRECIATION OF THE UNDERLYING INDEX AND THE MOMENTUM STRATEGY MAY NOT EFFECTIVELY PROTECT THE INDEX FROM DECLINES IN THE UNDERLYING INDEX** – The Index takes the strategy of investing fully or partially in the Underlying Index based on the view that the Underlying Index exhibits momentum. The proportion of the Index invested in the Underlying Index, which we refer to as the "Index Weight", is determined by how well the Underlying Index has performed over the previous year, with greater weight being given to the Underlying Index's performance over recent months. We cannot guarantee that this strategy will be successful or that the assumptions on which the strategy is predicated are accurate. When the Underlying Index's performance has been negative for significant periods during the previous year, the Index Weight will be less than 100%, in which case the Index performance will not fully reflect any subsequent appreciation of the Underlying Index. For example, the Underlying Index may experience a downward trend, leading to a reduction in the Index Weight, followed by a recovery, in which case the Index will not fully participate in the gains realized by the Underlying Index during the recovery. Likewise, if the Underlying Index has appreciated over recent periods then undergoes a sudden, significant decline, the Index Weight will be 100% or close to 100% and the Index will participate largely or fully in such decline. In such case, the momentum strategy will not effectively protect holders of the securities from the decline in the Underlying Index. Unless the Index Weight is 0%, the Index will participate at least partially in any decline in the Underlying Index.

- **ADJUSTMENTS TO THE WEIGHTS OF THE CONSTITUENTS OF THE UNDERLYING INDEX MAY LIMIT THE INDEX RETURN AND CONSEQUENTLY, THE RETURN ON THE SECURITIES** – During the term of the securities, the methodology of the Underlying Index may require adjustments to the weights of the futures contracts included in the Underlying Index. In particular, the weight of a futures contract may be increased when its price is historically low or decreased when its price is historically high. These adjustments may limit potential increases to the level of the Underlying Index, and therefore to the level of the Index, during certain periods and could adversely affect the Index Return. See "The Deutsche Bank Liquid Commodity Index—Mean Reversion™—DBLCI-MR PLUS—Index Holding and Rebalancing" in underlying supplement 16.

- **THE YIELD ON THE SECURITIES MAY BE LOWER THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY AND MAY BE ZERO OR NEGATIVE** – The yield to the Maturity Date on the securities may be lower than the yield on our conventional debt securities of a comparable maturity and ranking. You will receive a positive return on your investment only if the Final Level exceeds the Initial Level and the return on your investment will be negative if the Final Level is less than the Initial Level by more than the Buffer Level. Even if the Final Level is greater than the Initial Level, the yield to the Maturity Date may not fully compensate investors for any opportunity cost, taking into account inflation and other factors relating to the time value of money.

- **ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE MARKET VALUE OF THE SECURITIES ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE** – While the Payment at Maturity is based on the full face amount of your securities, the original issue price of the securities includes the agent's commission and the cost of hedging our obligations under the securities through one or more of our affiliates. Therefore, the market value of the securities on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the original issue price. The inclusion of commissions and hedging costs in the original issue price will also decrease the price, if any, at which Deutsche Bank Securities Inc. ("**DBSI**") or its affiliates will be willing to purchase the securities after the Settlement Date, and any sale prior to the Maturity Date could result in a substantial loss to you. Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

- **THE SECURITIES DO NOT PAY INTEREST** – Unlike conventional debt securities, the securities do not pay interest.

- **THE SECURITIES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY** – The securities will not be listed on any securities exchange. Deutsche Bank Securities Inc. intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank Securities Inc. or its affiliates is willing to buy the securities.

- **POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE WE, THE CALCULATION AGENT FOR THE SECURITIES, THE SPONSOR OF THE INDEX AND UNDERLYING INDEX AND THE CALCULATION AGENT FOR THE INDEX AND UNDERLYING INDEX ARE THE SAME LEGAL ENTITY** – Deutsche Bank AG, London Branch is the Issuer of the securities, the calculation agent for the securities, the sponsor of the Index and the Underlying Index (the "Index Sponsor") and the calculation agent for the Index and the Underlying Index. We as calculation agent for the securities, will determine whether there has been a Market Disruption Event or Force Majeure Event (both as defined in the product supplement) with respect to an Exchange Traded Instrument. In the event of any such event, we may use an alternate method to calculate the Index closing level, including the Initial Level and the Final Level. As the Index Sponsor, we carry out calculations necessary to promulgate the Index and Underlying Index and maintain some discretion as to how such calculations are made. In particular, the Index Sponsor has discretion in selecting among methods of how to calculate the Index or the Underlying Index in the event the regular means of determining the Index or Underlying Index is unavailable at the time such determination is scheduled to take place, and the Index Sponsor has even more discretion in the case of a Force Majeure Event relating to the Index or Underlying Index. The Index Sponsor also has discretion in selecting the futures contracts whose prices are reflected in the Underlying Index. While Deutsche Bank AG, London Branch will act in good faith and in a commercially reasonable manner in making all determinations with respect to the securities, the Underlying Index and the Index, there can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect

the value of the securities, the Underlying Index or the Index. Because determinations made by Deutsche Bank AG, London Branch as the calculation agent for the securities, Index Sponsor of the Index and Underlying Index and the calculation agent for the Index and Underlying Index may affect the payment at maturity, potential conflicts of interest may exist between Deutsche Bank AG, London Branch and you, as a holder of the securities.

Furthermore, Deutsche Bank AG, London Branch or one or more of its affiliates may have published, and may in the future publish, research reports on the Index Constituents, various contracts or products related to the Index Constituents or related indices. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Any of these activities may affect the value of the Index or Underlying Index and, therefore, the value of the securities or the potential payout on the securities.

- **LEGAL AND REGULATORY CHANGES COULD IMPAIR THE VALUES OF THE UNDERLYING COMMODITIES** – Legal and regulatory changes could adversely affect commodity prices. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. The effect of any future legal or regulatory action relating to commodities is not possible to predict, but any such action could cause unexpected volatility and instability in commodity markets with a substantial and adverse effect on the performance of the Index and, consequently, the value of the securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES** – The value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

    - the levels of the Index and the Underlying Index;

    - trends of supply and demand for the Index Constituents;

    - geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Index Constituents or commodities markets generally;

    - the interest rates then prevailing in the market;

    - the time remaining to maturity of the securities;

    - the volatility of, and correlation among, the prices of the Index Constituents;

    - the expected volatility of the Index; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE CORRELATION AMONG THE INDEX CONSTITUENTS COULD CHANGE UNPREDICTABLY** – Correlation is the extent to which the values of the Index Constituents increase or decrease to the same degree at the same time. To the extent that correlation among the Index Constituents changes, the value of the securities may be adversely affected.

- **THE RETURN ON YOUR INVESTMENT COULD BE SIGNIFICANTLY LESS THAN THE PERFORMANCE OF THE UNDERLYING INDEX OR CERTAIN COMPONENTS OF THE UNDERLYING INDEX** – The return on your investment in the securities could be significantly less than the return on an alternative investment with similar risk characteristics, even if some of the futures contracts reflected in the Underlying Index, or

the commodities underlying such futures contracts, have generated significant returns. The levels of such futures contracts and such commodities may move in different directions at different times compared to each other, and underperformance by one or more of the futures contracts included in the Underlying Index may reduce the performance of the Underlying Index, and therefore the performance of the Index, as a whole. Additionally, when the Index is not fully invested in the Underlying Index, the Index performance will not fully reflect the performance of the Underlying Index. The degree to which the Index performance reflects the Underlying Index is based on how the Underlying Index has performed over the past year, which may not accurately predict how the Underlying Index will perform in the future.

- **COMMODITY PRICES MAY CHANGE UNPREDICTABLY** – Market prices of the Index Constituents may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships, weather, trends in agriculture and trade, fiscal, monetary and exchange control programs, domestic and foreign political and economic events and policies, disease, pestilence, technological developments and changes in interest rates. These factors may affect the values of the related contracts reflected in the Index and the value of your securities in varying ways, and different factors may cause the values of the Index Constituents and the volatility of their prices to move in inconsistent directions at inconsistent rates.

- **THE MARKETS FOR THE UNDERLYING COMMODITIES SUFFER FROM SYSTEMIC RISKS** – Changes in supply and demand can have significant adverse effects on the prices of commodities. In addition, commodities tend to be exposed to the risk of fluctuations in currency exchange rates, volatility from speculative activities and the risk that substitutes for the commodities in their common uses will become more widely available or comparatively less expensive. Corn and wheat prices are often heavily affected by weather, crop yields, natural disasters, pestilence and technological developments, as well as government policies regarding agriculture, energy, trade, fiscal and monetary issues, particularly with regard to subsidies and tariffs. In addition, there are many risks specific to the individual underlying commodities.

  - Corn: Corn is primarily used as a livestock feed but is also processed into food and industrial products, including starches, sweeteners, corn oil, beverage and industrial alcohol, and fuel ethanol. Demand for corn is influenced by a variety of factors including the level of global livestock production, the level of human consumption of corn and corn-derived products and, in the case of demand for production into ethanol, demand for corn as the basis for ethanol. The supply of corn is dominated by the United States, China, Central and South America and the European Union.

  - Wheat: Global supply of, and demand for, wheat are generally driven by global grain production, population growth and economic activity. Alternative uses for grains such as energy sources or in manufacturing also drive the prices for grains.

  - Aluminum: Changes in the levels of global industrial activity and adjustments to inventory in response to changes in economic activity and/or pricing levels can cause a great deal of volatility in the demand for the aluminum. The automobile, packaging and construction sectors are particularly important to the demand for aluminum. The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of such aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters.

Other factors influencing supply include droughts, transportation problems and shortages of power and raw materials.

- Crude Oil: Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil's end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. West Texas Intermediate light sweet crude oil is also subject to the risk that it has demonstrated a lack of correlation with world crude oil prices due to structural differences between the U.S. market for crude oil and the international market for crude oil. We can give no assurance that the settlement price will not be more volatile than world crude oil prices generally.

- Heating Oil: Demand for heating oil depends heavily on the level of global industrial activity and the seasonal temperatures in countries throughout the world. Heating oil is derived from crude oil and as such, any factors that influence the supply of crude oil may also influence the supply of heating oil.

- Gold: Gold prices are affected by numerous factors, including the relative strength of the U.S. dollar (in which gold prices are generally quoted) to other currencies, industrial and jewelry demand, expectations with regard to the rate of inflation, interest rates and transactions by central banks and other governmental or multinational agencies that hold gold. The market for gold bullion is global, and gold prices are affected by macroeconomic factors such as the structure of and confidence in the global monetary system and gold borrowing and lending rates.

- **THE ABSENCE OF BACKWARDATION OR PRESENCE OF CONTANGO IN THE MARKETS FOR FUTURES CONTRACTS INCLUDED IN THE UNDERLYING INDEX WILL ADVERSELY AFFECT THE LEVEL OF THE INDEX** – As the futures contracts that underlie the Underlying Index near expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August 2007 may specify an October 2008 expiration. As that contract nears expiration, it may be replaced by selling the October 2008 contract and purchasing the contract expiring in December 2008. This process is referred to as "rolling." Historically, the prices of crude oil and heating oil have frequently been higher for contracts with shorter-term expirations than for contracts with longer-term expirations, which is referred to as "backwardation." In these circumstances, absent other factors, the sale of the October

2008 contract would take place at a price that is higher than the price at which the December 2008 contract is purchased, thereby creating a gain in connection with rolling. While crude oil and heating oil have historically exhibited consistent periods of backwardation, backwardation will likely not exist in these markets at all times. The absence of backwardation in crude oil and heating oil will adversely affect the levels of the Underlying Index and the Index and, accordingly, decrease the value of your securities.

Conversely, aluminum, gold, corn and wheat historically exhibit "contango" markets rather than backwardation. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months due to the costs of long- term storage of a physical commodity prior to delivery or other factors. The presence of contango in aluminum, gold, corn and wheat will adversely affect the levels of the Underlying Index and the Index and, accordingly, decrease the value of your securities.

- **THE LONDON METAL EXCHANGE DOES NOT HAVE DAILY PRICE LIMITS** – The official cash offer prices of aluminum are determined by reference to the per unit U.S. dollar cash offer prices of contracts traded on The London Metal Exchange, which we refer to as the LME. The LME is a principals' market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on the Final Valuation Date, the per unit U.S. dollar cash offer prices used to determine the official cash offer price of aluminum and consequently the payment to you at maturity, could be adversely affected.

- **THE PRICES OF THE COMMODITIES REFLECTED IN THE UNDERLYING INDEX ARE SUBJECT TO EMERGING MARKETS' POLITICAL AND ECONOMIC RISKS** – The Index Constituents may be produced in emerging market countries which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions and in some cases, instability and reaction against market reforms has occurred. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market country. Political or economic instability are likely to adversely impact the levels of the Underlying Index and the Index and, consequently, the return on your investment.

- **IF THE LIQUIDITY OF THE INDEX CONSTITUENTS IS LIMITED, THE VALUE OF THE SECURITIES WOULD LIKELY BE IMPAIRED AND RESULT IN POTENTIAL CONFLICTS OF INTEREST** – Commodities and derivatives contracts on commodities may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the levels of

the Underlying Index and the Index and, therefore, on the return on your securities. Limited liquidity relating to the Index Constituents may also result in the Index Sponsor being unable to determine the level of the Underlying Index or the Index using its normal means. The resulting discretion by the Index Sponsor in determining the Underlying Index level or the Index level could, in turn, result in potential conflicts of interest.

- **SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES** – The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your securities.

- **TRADING BY US OR OUR AFFILIATES IN THE COMMODITIES MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES** – We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions. In addition, we or one or more of our affiliates may hedge our commodity exposure from the securities by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material adverse effect on the commodities prices and consequently have a negative impact on the performance of the Underlying Index and the performance of the Index. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the securities may decline.

- **RISKS ASSOCIATED WITH THE INDEX MAY ADVERSELY AFFECT THE MARKET PRICE OF THE SECURITIES** – Because the securities are linked to the Index which reflects the return on futures contracts on six different exchange-traded physical commodities, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility.

- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN A SECURITY ARE UNCLEAR** – There is no direct legal authority regarding the proper U.S. tax treatment of a security, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of a security are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment, the timing and character of income on a security might differ materially from the description herein. You should consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in a security (including alternative treatments) as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences."

The securities may be suitable for you if:

- You seek an investment with a return linked to the performance of a commodity-linked index reflecting the investment strategy described above;

- You are willing to accept the risk of a total loss of principal;

- You are willing and able to hold the securities to maturity; and

- You do not seek current income from this investment.

The securities may *not* be suitable for you if:

- You seek an investment with 100% principal protection;

- You do not seek an investment with exposure to commodities and to the commodity and other risks described in this document;

- You are unwilling or unable to hold the securities to maturity;

- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings;

- You seek current income from your investments; or

- You seek an investment for which there will be an active secondary market.

Historical Information

The following graph shows the historical high, low and period end closing levels of the Index and the Underlying Index for each calendar quarter from August 1, 1997 through the third calendar quarter of 2008 (up to July 24, 2008). Because the Index was launched in July 2007 and the Underlying Index was launched in February 2003, data for the periods prior to the Index launch date, for the Index, and the Underlying Index launch date, for the Underlying Index, are hypothetical and have been calculated using the same methodologies used to calculate the Index and Underlying Index on an actual basis. All prospective investors should be aware that no actual investment that allowed a tracking of the performance of the Index was possible at any time prior to July 2007. The closing level of the Deutsche Bank Liquid Commodity Index— Mean Return Plus™ Excess Return on July 24, 2008 was 557.59399. The closing level of the Deutsche Bank Liquid Commodity Index—Mean Reversion™ Excess Return on July 24, 2008 was 1,018.672. The securities are not linked to the Underlying Index, except to the extent that the Index performance is based on the performance of the Underlying Index.

We obtained the various index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. **Past results should not be taken as an indication of future performance. We cannot give any assurance as to the closing level of the Index on the Final Valuation Date, which may bear little relation to the historical levels shown below, or that you will not lose money on the securities.**



Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will receive discounts and commissions of up to 4.25%, or $425.00 per $10,000.00 security face amount. In turn, Deutsche Bank Securities Inc. may allow concessions of up to 4.25% or $425.00 per $10,000.00 security face amount to other dealers who Deutsche Bank Securities Inc. may sell the securities through. See "Underwriting" in the accompanying product supplement. After the Trade Date but prior to Settlement Date, we may accept additional orders for the securities and increase the aggregate face amount.

Settlement

We expect to deliver the securities against payment for the securities on the settlement date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in securities that are to be issued more than three business days after the Trade Date will be required to specify alternative settlement arrangements to prevent a failed settlement.